Exhibit 21. 1

Name	Jurisdiction of Incorporation
Glyko, Inc.	Delaware
BioMarin Acquisition (Del.) Inc.	Delaware
BioMarin Acquisition (Nova Scotia) Company	Nova Scotia, Canada
Glyko Biomedical Ltd.	British Columbia
BioMarin Enzymes Inc.	Delaware
BioMarin Pharmaceutical Nova Scotia Company	Nova Scotia, Canada
BioMarin Genetics, Inc.	Delaware
BioMarin/Genzyme LLC	Delaware
BioMarin Holdings (Del.) Inc.	Delaware
BioMarin Holdings (Nova Scotia) Company	Nova Scotia, Canada
BioMarin Delivery Canada Inc.	Canada
BioMarin Pharmaceutical Delivery Nova Scotia Company	Nova Scotia, Canada
BioMarin Pharmaceutical (Canada) Inc.	Canada
BioMarin Pediatrics Inc.	Delaware
BioMarin Holding (Lux) S.a.r.l.	Luxembourg
BioMarin Holding Ltd.	Ireland
BioMarin Europe Ltd.	Ireland
BioMarin Clinical Ltd.	England and Wales